

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Jonathan Kaufman
Chief Executive Officer
Lipella Pharmaceuticals Inc.
7800 Susquehanna St., Suite 505
Pittsburgh, PA 15208

> **Re: Lipella Pharmaceuticals Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 28, 2022**
> **File No. 333-266397**

Dear Jonathan Kaufman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed November 28, 2022

Cover Page

1. Please clarify whether the term "Offering" as used in this filing refers to both the Stockholder Shares and the IPO Shares. If the term "Offering" also includes the Stockholder Shares, please clarify the following:
    *   On the cover page, you state that "the sales price to the public by the Selling Stockholders is fixed at the initial public offering price per share *for the duration of this Offering*" (emphasis added). You also state the Selling Stockholders "may sell the Stockholder Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices." Explain whether the Selling Stockholders will sell their shares at the fixed initial

public offering price, or at prevailing market prices or some other price.
- On the cover page, you state that "the Stockholder Shares by the Selling Stockholders will terminate at such time as all of the Common Stock has been sold pursuant to the registration statement." On page 94, you state that "Following the expiration or termination of this Offering, at any time a particular offer of the Stockholder Shares covered by this prospectus is made, a prospectus supplement, if required, will be distributed…Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Stockholder Shares covered by this prospectus." Please explain whether there would be offers and sales of the Stockholder Shares pursuant to this registration statement after the expiration or termination of the Offering.

Recent Developments, page 4

2. We note that on November 10, 2022, your Board adopted, and recommended to your stockholder to adopt, the Board's intention to effect a reverse stock split immediately following the pricing of the Offering. We also note that as disclosed on page 8 that the Company anticipates that it will effect a reverse stock split prior on or after the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC, but in no event later than the pricing of this Offering. Please clarify whether or not the reverse stock split will occur prior to effectiveness. If so, please note you must revise the financial statements in your filing to retroactively present the stock split consistent with the guidance in ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4C) and have your auditors dual date their report for the impact of the stock split. If the stock split will occur after effectiveness, please disclose in your Recent Developments section the pro forma impact on your loss per share computations. In doing so, please also address the impact of the conversion of your Series A Preferred Stock on your loss per share.

Capitalization, page 41

3. Please explain to us how your September 30, 2022 actual total capitalization of $(14,000) was calculated.

Plan of Distribution, page 94

4. Please disclose how you and the distribution participants, including the Selling Stockholders, will comply with Regulation M.

Unaudited Interim Condensed Consolidated Financial Statements
Note 15. Subsequent Events, page F-36

5. Please refer to Rule 11-02(a)(12)(i) of Regulation S-X and remove the presentation of the unaudited pro forma basic and diluted net loss per share attributable to holders of common stock.

General

6. We note your response to prior comment 2 and reissue in part. While we note that you have filed the Young Agreement as Exhibit 10.19, you do not appear to describe the material terms of the Young Agreement in your registration statement. Please revise your disclosure to describe the material terms of the agreement.

    You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Anne Parker at 202-551-3611 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Michael DeDonato, Esq.